03014418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 2 8 2003
539

SEC File Number
8- 50140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2002** and ending **December 31, 2002**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Loop Capital Markets, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
200 W. Jackson Blvd., Suite 1600
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Albert R. Grace, Jr (312) 913-4905
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kupferberg, Goldberg & Neimark, LLC
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Albert R. Grace, Jr. swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Loop Capital Markets, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

____

____

____

Albert R. Grace, Jr.
Signature

President
Title

Wanda D. White
Notary Public

OFFICIAL SEAL
WANDA D. WHITE
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXPIRES -12-2005

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors
- [X] (g) Computation of Net Capital for Broker-Dealers Pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

*** For condition of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

LOOP CAPITAL MARKETS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

(Filed Pursuant to Rule 17a-5(d) Under the
Securities Exchange Act of 1934)

LOOP CAPITAL MARKETS, LLC

STATEMENTS OF FINANCIAL CONIDTION

DECEMBER 31, 2002 AND 2001

Table of Contents

KGN

Independent Auditors' Report

To the Members of
Loop Capital Markets, LLC
Chicago, Illinois

Certified Public Accountants

Financial & Management Consultants

Kupferberg, Goldberg & Neimark, LLC

225 N. Michigan Ave. 11th Floor

Chicago, Illinois 60601-7601

312.819.4300 FAX 312.819.4343

e-mail: kgn@kgn.com

www.kgn.com

Member:
The KGN Financial Group
The Leading Edge Alliance
Kreston International

We have audited the accompanying statements of financial condition of Loop Capital Markets, LLC as of December 31, 2002 and 2001 that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of Loop Capital Markets, LLC as of December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC

February 7, 2003

LOOP CAPITAL MARKETS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Current Assets		
Cash and cash equivalents	$ 2,302,357	$ 5,855,058
Receivables		
Underwriting receivables	1,089,776	1,398,056
Commissions receivable	27,484	103,210
Receivable from clearing broker	1,600,660	135,365
Prepaid expenses	7,043	-
Due from Torchstar Communications, LLC	1,618	4,992
Total Current Assets	5,028,938	7,496,681
Property and Equipment		
Equipment held under capital lease	142,024	111,594
Computer equipment	125,978	86,434
Furniture and fixtures	653,942	34,652
Total Property and Equipment	921,944	232,680
Less-accumulated depreciation and amortization	203,393	138,769
Net Property and Equipment	718,551	93,911
Other Assets		
Non-depreciable assets	46,300	-
TOTAL ASSETS	$ 5,793,789	$ 7,590,592

See notes to statements of financial condition.

LIABILITIES AND MEMBERS' EQUITY

	2002	2001
Current Liabilities		
Obligations under capital leases	**$ 43,755**	$ 40,207
Accounts payable and accrued expenses	**2,289,979**	1,939,178
Total Current Liabilities	**2,333,734**	1,979,385
Non-Current Liability		
Obligations under capital leases	**17,535**	35,678
Subordinated Borrowings Under Revolving Line-of-Credit	**900,000**	2,500,000
Members' Equity	**2,542,520**	3,075,529
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 5,793,789**	$ 7,590,592

LOOP CAPITAL MARKETS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

NOTE 1 - NATURE OF OPERATIONS

Loop Capital Markets, LLC (the "Company") was organized as a limited liability company, under the Limited Liability Company Act of Illinois. The Company's operating agreement expires April 4, 2027.

The Company is an introducing broker and dealer registered with the Securities Exchange Commission ("SEC") and as a member of the National Association of Securities Dealers ("NASD"). All customer transactions are executed and cleared through another registered broker on a fully disclosed basis.

The Company does not carry security accounts for customers, nor does the Company perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC"). As a limited liability company, the members' liability is intended to be limited to the equity in the Company.

The Company provides municipal, taxable fixed income and equity securities, underwriting services, financial advisory, equity and fixed income research, and trading execution for institutional customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market accounts. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement basis, with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement dates are recorded on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

LOOP CAPITAL MARKETS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is based on the estimated useful lives of the assets and is recorded on a straight-line basis.

Revenue Recognition

Equity and fixed income commissions are recorded on a trade-date basis. Underwriting commissions are recorded and earned when all significant items relating to the underwriting cycle have been substantially completed. Financial advisory fees and interest income are recorded when earned.

Income Taxes

The Company is being treated as a partnership under the Internal Revenue Code and its taxable income or loss is reported directly by its members. Accordingly, federal income taxes are not reflected on the accompanying financial statements. The Company is liable for state taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – SENIOR REVOLVING LINES-OF-CREDIT

On February 22, 1998, the Company entered into a $10,000,000 senior revolving line-of-credit agreement with The Northern Trust Company. On January 22, 1999, the available line-of-credit was increased to $15,000,000, and on April 30, 2002, the agreement was extended to April 30, 2003, bearing interest at the prime rate (4.25% at December 31, 2002) plus 2%. As of December 31, 2002 and 2001, the Company had no outstanding advances under this revolving line-of-credit agreement. Under the terms of this agreement the Company is subject to certain restrictive covenants, including minimum capital requirements, securities inventory concentrations, and capital withdrawals.

LOOP CAPITAL MARKETS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

NOTE 3 – SENIOR REVOLVING LINES-OF-CREDIT (CONTINUED)

On December 11, 2000, the Company entered into a $25,000,000 senior revolving line-of-credit agreement with Harris Trust and Savings Bank. On November 19, 2002, the available line-of-credit was increased to $75,000,000. The terms of the agreement state that the note shall bear interest at a rate agreed upon by the Company and the Bank from time to time. The agreement is collateralized by certain securities and other property as defined in the agreement. As of December 31, 2002 and 2001, the Company had no outstanding advances under this revolving line-of-credit agreement.

NOTE 4 – SUBORDINATED REVOLVING LINE-OF-CREDIT

On August 21, 2001, the Company entered into a $2,500,000 subordinated revolving line-of-credit agreement with Harris Trust and Savings Bank bearing interest equal to the lesser of the prime rate plus 2.25% or an adjusted LIBOR rate as defined in the agreement, expiring September 30, 2002. On September 4, 2001, the Company obtained NASD approval that the borrowings under this agreement are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. On August 21, 2002, the Company extended the agreement for an additional year. The Company had outstanding advances of $900,000 and $2,500,000 at December 31, 2002 and 2001, respectively. Under the terms of this agreement the Company is subject to certain restrictive covenants, including minimum capital requirements, capital withdrawals, and maximum aggregate indebtedness.

LOOP CAPITAL MARKETS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

NOTE 5 – CAPITAL LEASE OBLIGATIONS

In 2002 and 2001, the Company acquired $30,430 and $66,745, respectively, of equipment under capital lease agreements. The assets and liabilities under the capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are being amortized over their estimated useful lives.

Future minimum lease payments due under capital lease obligations subsequent to December 31, 2002 are:

December 31,	2002	2001
2002	$ -	$ 45,934
2003	46,982	35,823
2004	14,508	3,350
2005	3,719	-
Total Future Minimum Lease Payments	65,209	85,107
Less Amount Representing Interest	(3,919)	(9,222)
Present Value of Future Minimum Lease Payments	61,290	75,885
Less Current Portion	(43,755)	(40,207)
Non-Current Portion	$ 17,535	$ 35,678

LOOP CAPITAL MARKETS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

NOTE 6 – OPERATING LEASE COMMITTMENTS

The Company leases various office space and equipment under non-cancelable operating leases. On November 20, 2001, the Company entered into a 124-month lease agreement, effective February 1, 2002, for the lease of its primary office facilities.

Future minimum payments under these non-cancelable leases subsequent to December 31, 2002 are:

Year Ended December 31,	Amounts
2003	$ 223,962
2004	251,282
2005	257,573
2006	264,008
2007	270,612
Thereafter	1,458,014
Total Future Minimum Lease Payments	$ 2,725,451

Total rent expense approximated $520,100 and $283,000 for the years ended December 31, 2002 and 2001, respectively.

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company has adopted an employee 401(K) and profit sharing plan covering substantially all of its eligible employees as defined by the plan. Under the terms of the plan, management may make discretionary matching contributions. The Company made no matching contributions for the years ended December 31, 2002 and 2001.

NOTE 8 – RELATED PARTY ADVANCES

As of December 31, 2002, the Company has made advances to Loop Capital Advisors, a related party, in the amount of $45,843. There were no such advances to Loop Capital Advisors as of December 31, 2001.

LOOP CAPITAL MARKETS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is an introducing broker, who executes and clears all transactions with and for customers on a fully disclosed basis with another broker. In connection with this arrangement, the Company is contingently liable for the payment for securities purchased and the delivery of securities sold by customers.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and the capital rules of the NASD, which require the maintenance of minimum net capital.

The Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) requires the Company to maintain a minimum net capital of $250,000 and a ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2002 and 2001, respectively, the Company had net capital, as defined, of $2,295,359 and $4,968,324 and required net capital, as defined, of $250,000 and $134,338, respectively, resulting in excess net capital of $2,045,359 and $4,833,986, respectively. The Company's ratios of aggregate indebtedness to net capital ratios were 1.02 to 1, and .41 to 1, respectively.

NOTE 11- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities through its principal correspondent broker/dealer. In the event its principal correspondent broker/dealer does not fulfill its obligations, the Company may be exposed to risk. It is the Company's policy to review as necessary, the credit standing of the broker/dealer.

The Company's cash is primarily held by three major financial institutions. Deposits held with these institutions exceed the amount of federal insurance provided for such deposits. These deposits may be redeemed upon demand.